Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratio)

Three Months Ended
March 31, 2006
Net Earnings	$865
Add (deduct):
Taxes on earnings	270
Capitalized interest cost, net of amortization	(2)
Minority interest	2

Net Earnings as adjusted	1,135

Fixed Charges:
Interest on long-term and short-term debt	73
Capitalized interest cost	6
Rental expense representative of an interest factor	16

Total Fixed Charges	95

Total adjusted earnings available for payment of fixed charges	$1,230

Ratio of earnings to fixed charges	12.9

NOTE:    For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.